# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.



| | |
|---|---|
| **Name of entity** | Macquarie Bank Limited |
| **ABN** | 46 008 583 542 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Helen M Nugent |
| **Date of last notice** | 28 February 2006 but 7 December 2005 re Macquarie Bank Limited ("MBL") shares. |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| | |
|---|---|
| **Direct or indirect interest** | Direct and Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | MBL shares held by the Helen Nugent Superannuation Fund, of which Helen Nugent is the sole beneficiary. |
| **Date of change** | 23 June 2006 |
| **No. of securities held prior to change** | - 7,372 shares held directly by Helen Nugent (of which 4,644 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and<br>- 3,570 shares held by the Helen Nugent Superannuation Fund. |
| **Class** | MBL fully paid ordinary shares |
| **Number acquired** | - 75 shares by Helen Nugent; and<br>- 75 shares by the Helen Nugent Superannuation Fund. |
| **Number disposed** | Nil |



G:\CAG\COS\DLeong\BRD\ASX notices\nugent\hmn28062006.doc

+ See chapter 19 for defined terms.

dlw 7/3

| | |
|---|---|
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $66.00 per share |
| **No. of securities held after change** | - 7,447 shares held directly by Helen Nugent (of which 4,644 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and<br>- 3,645 shares held by the Helen Nugent Superannuation Fund. |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Shares acquired via Share Purchase Plan. |

## *Part 2 – Change of director's interests in contracts*

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

28 June 2006

G:\CAG\COS\DLeong\BRD\ASX notices\nugent\hmn28062006.doc

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 10,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 10,000 @ $34.71 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A shares were issued on exercise of employee options. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 10,000 on 28/06/06 |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 243,617,636<br><br>4,000,000 | Fully Paid Ordinary Shares<br><br>Macquarie Income Securities (MBLHB) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 31,008,737<br><br>350,000 | Options over Ordinary Shares at various exercise prices<br><br>Non-cumulative Redeemable Preference Shares |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a | |

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................ Date: 28 June 2006
(Company Secretary)

Print name: Dennis Leong

== == == == ==

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.



| | |
|---|---|
| **Name of entity** | Macquarie Bank Limited |
| **ABN** | 46 008 583 542 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | John G Allpass |
| **Date of last notice** | 29 May 2006 re: Macquarie Bank Limited ("MBL") shares and 23 June 2005 re: options over MBL shares |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| | |
|---|---|
| **Direct or indirect interest** | Direct and indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | MBL shares and options over MBL shares held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.<br><br>MBL shares held by Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest.<br><br>Bond Street Custodians Limited is the bare trustee for John Allpass Pty Ltd in respect of Non-Executive Director options. |
| **Date of change** | 27 June 2006 |

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga27062006.doc

| | |
|---|---|
| **No. of securities held prior to change** | MBL Unlisted Options:<br>• 1,700 options exercisable at $34.71 each and expiring on 2 August 2006 held by Bond Street Custodians Limited as nominee for John Allpass Pty Limited<br>MBL Shares:<br>• 3,240 shares held by John Allpass (of which 2,579 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan);<br>• 2,738 shares held by Allpass Investments Pty Limited; and<br>• 10,835 shares held by John Allpass Pty Limited. |
| **Class** | • MBL fully paid ordinary shares<br>• Unlisted options over unissued MBL fully paid ordinary shares |
| **Number acquired** | 1,700 MBL shares acquired on exercise of the employee options below on 27 June 2006 |
| **Number disposed** | 1,700 options over MBL shares exercisable at $34.71 each and expiring on 2 August 2006 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $59,007 in respect of shares acquired on exercise of options |
| **No. of securities held after change** | MBL Unlisted Options:<br>• NIL<br>MBL Shares:<br>• 3,240 shares held by John Allpass (of which 2,579 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan);<br>• 2,738 shares held by Allpass Investments Pty Limited; and<br>• 12,535 shares held by John Allpass Pty Limited. |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Exercise of Options held under the Non-Executive Director Share Option Plan |

## Part 2 – Change of director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |

| | |
|---|---|
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

27 June 2006

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.



Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1,700 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 1,700 @ $34.71 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A shares were issued on exercise of employee options. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 1,700 on 27/06/06 |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 243,607,636<br><br>4,000,000 | Fully Paid Ordinary Shares<br><br>Macquarie Income Securities (MBLHB) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 30,939,737<br><br>350,000 | Options over Ordinary Shares at various exercise prices<br><br>Non-cumulative Redeemable Preference Shares |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| | broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .......................................... Date: 27 June 2006
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*



# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 11,500 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 1,500 @ $30.51<br>10,000 @ $34.71 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A shares were issued on exercise of employee options. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 11,500 on 26/06/06 |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 243,605,936 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 30,941,437 | Options over Ordinary Shares at various exercise prices |
| | | 350,000 | Non-cumulative Redeemable Preference Shares |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a | |

+ See chapter 19 for defined terms.

broker? | |
|---|---|

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .......................................... Date: 26 June 2006
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633



**ASX Release**

MACQUARIE BANK

## MACQUARIE BANK TO ACQUIRE THE LONDON BUS BUSINESS OF STAGECOACH GROUP PLC

**23 June 2006** – Macquarie Bank today announced that it had entered into an agreement to acquire 100% of Stagecoach London, the London bus transport business of Stagecoach Group plc ("Stagecoach"), for a total consideration of £263.6 million (A$657.4 million)[1].

Stagecoach London, one of the top five operators in the London bus market, owns and leases approximately 1,300 vehicles and employs around 4,300 staff through its London bus operations. Stagecoach London owns 10 depots located in the East of London and provides bus services in the regulated London bus market through its portfolio of over 80 route concessions from the local government body, Transport for London ("TfL"). The routes operated serve an average of 300 million passenger journeys each year. The business being acquired has a strong and experienced management team with extensive experience in the transport and bus industries.

Commenting on the transaction, Macquarie Bank Chief Financial Officer, Greg Ward said, "The Stagecoach London bus operation is an excellent opportunity to acquire a business that provides an essential community service in a regulated market. Its network of depots creates a unique franchise within its region, and the business benefits from strong cashflow visibility through contracted bus route concessions."

[1] £1.000:A$2.494 Bloomberg exchange rate as of 22 June 2006.

"In light of London's growing population and increasing demands on public transport , bus travel provides an appealing and accessible alternative for commuters. The Stagecoach London bus business has a solid reputation, with capable management and high levels of customer service," Mr Ward said.

Key characteristics of the business include:

- an essential service with a growing demand profile;
- a network of depots creating a strong market position within the competitive market in London;
- fixed-period bus route concessions from TfL, during which the business is insulated from passenger volume risk; and
- a well funded pension scheme for employees.

The London bus business' management team will remain with the business to ensure a smooth transfer of ownership and continue successful management of the operations. The business is also sufficiently capitalised to ensure that it can benefit from future growth opportunities.

Macquarie Bank will subscribe for up to £72.0 million (A$179.6 million)[1] of equity, with the remainder being debt funded. The impact on Macquarie's Tier 1 capital ratio during the holding period is expected to be a reduction of approximately 0.7%.

Macquarie Bank will explore a range of options for its stake, including potential inclusion in a Macquarie-managed fund within the next six to 12 months.

Financial close of the acquisition is expected to occur during the third quarter of 2006.

**For further information, please contact:**

Erica Sibree, Investor Relations — Tel: +61 2 8232 5008
Macquarie Bank Limited

Matthew Russell, Public Relations — Tel: +61 2 8232 4102
Macquarie Bank Limited

File Number: 82-34740

Rule 2.7, 3.10.3, 3.10.4, 3.10.5



# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 145,813 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 3,866 @ $30.51<br>4,000 @ $34.71<br>137,947 @ $66.00 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | 137,947 shares were issued under the Macquarie Bank Share Purchase Plan<br><br>7,866 shares were issued on exercise of employee options. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 145,813 on 23/06/06 |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 243,594,436<br><br>4,000,000 | Fully Paid Ordinary Shares<br><br>Macquarie Income Securities (MBLHB) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 30,952,937<br><br>350,000 | Options over Ordinary Shares at various exercise prices<br><br>Non-cumulative Redeemable Preference Shares |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| broker? | |
| 31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................ Date: 23 June 2006
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

# Macquarie Bank Limited

UBS Fifth Annual Australian Financial Services Conference

**Allan Moss**, Managing Director & Chief Executive Officer
**Kim Burke**, Group Head - Equity Markets

22 June 2006

---

**Disclaimer**

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited (Macquarie).

2

---

## 33% increase in underlying profit on pcp (reported 13% increase, including AIFRS and MGQ impacts)

- We have had a very good start to 2006/7 year


$Am
Impact of AIFRS
Gain realised on formation of MGQ*
Reported result
Reported result
33% underlying profit increase excluding AIFRS and MGQ* impacts
1,000
900
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005^
2006

^Restated for AIFRS *Macquarie Goodman Group

3

---

## 27% increase in underlying EPS* on pcp (reported 8% increase, including AIFRS and MGQ impacts)


$Am
Impact of AIFRS
EPS attributable to formation of MGQ
Reported EPS
Reported EPS
27% underlying EPS increase excluding AIFRS and MGQ impacts
450
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005^
2006

* Basic EPS ^Restated for AIFRS

4

---

## 32% increase in underlying operating income on pcp (reported 7% increase, including AIFRS and MGQ impacts)


$Am
Impact of AIFRS
Profit on formation of MGQ
Other income
Net interest income
Trading income
Fee and commission income
Reported Income
Reported Income
32% underlying operating income increase excluding AIFRS and MGQ impacts
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005*
2006

* Restated for AIFRS.

5

---

## International income* growth

69% increase on pcp to $A2b

48% of total income


$Am
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006

* Excluding earnings on capital

6


Risk weighted assets growth
45% increase on pcp to $A28.8b
$Am
30,000
25,000
20,000
15,000
10,000
5,000
0
2002
2003
2004
2005
2006
7


Assets under management growth
45% increase on pcp to $A140.3b
$Ab
160
140
120
100
80
60
40
20
0
FSG/FMG Wholesale
FSG/FMG Retail
Other Specialist
Property
Infrastructure
2002
2003
2004
2005
2006
8


Key drivers of year
Funds management income
• AUM up 45% on prior year to $A140.3b; base fees up 46% on prior year to $A568m
AUM & Base fees
Performance fees
• New funds include MCAG, MIIF, MGU, MMPR, MMG, MKOF, MPCG
9


Record contributions by all Groups
(excluding impact of MGO)
Index
140
120
100
80
60
40
20
0
FY2005
FY2006
Funds Management
Financial Services
Banking & Property *
Equity Markets
Treasury & Commodities
Macquarie Capital
Investment Banking Group
Financial Products
Macquarie Securities
Corporate Finance
10


Outstanding businesses but short-term performance not immune to sustained downturn in equity markets
Treasury & Commodities
→Reduced FX turnover
→Increased futures and credit derivatives turnovers
→Reduction in value of equity investments
→Increased demand for financing as equity becomes more difficult to access
Investment Banking
Corporate Finance
→Decreased M&A activity and advisory work
→Fewer IPOs and capital raisings
→Lower base fees if market capitalisations fall
→Impact on performance fees will depend on performance relative to index
→More difficult to establish new specialist funds and raise equity for acquisitions for existing funds
Equity Markets
→Reduced demand for listed and OTC derivatives and hedge fund products
→Reduced support for closed-end equity derivative products
Banking & Property
→Reduced demand for margin loans, increased frequency of margin calls and increased protected lending
→Likely increased interest in property investment to offset reduced demand resulting from lower corporate and household wealth
Macquarie Securities
→Reduced market turnover
→Reduced ECM activity
→Reduced market capitalisation
Financial Products
→Reduced retail demand
Macquarie Capital
→Minimal impact
Funds Management
→ Minimal impact due to diversity of FUM
Financial Services
→Reduced retail demand
→Reduced market turnover/lower transaction inc.
→Flight to cash
→Impact to value of AUM /advice/ admin
Percentage Group/business contribution based on management accounts pre-tax and pre-profit share.
11


Outstanding businesses but short-term performance not immune to large rise in interest rates
Treasury & Commodities
→Access to liquidity; markets may be tighter
→Reduced FX activity
→Increased Futures and Debt Markets activity
Investment Banking
Corporate Finance
→Decline in asset values leads to decline in business and M&A activity
→Debt at the asset level largely hedged; inflation linked revenues provide a natural hedge
→Lower base fees driven by decline in values
→Slowdown in growth of assets under management
Equity Markets
→Decline in business activity and volumes traded
→Move away from yield based products to capital protected products
Banking & Property
→Slowing sales rates and downward pressure on land valuations
→Reduction in fund asset values
→Reduced mortgages and margin lending volumes; shift to protected lending
→Increased margin calls and loan defaults
Macquarie Securities
→Increased rates reduces market turnover; value of stocks traded would fall
→Long term impacts minimal with growth in superannuation
Financial Products
→Minimal impact
Macquarie Capital
→ Increased loan defaults
→Reduced lending activity
Funds Management
→ Minimal impact
Financial Services
→Reduced retail demand & market turnover /lower transaction income
→Flight to cash
→Potential impact to value of AUM /advice/ admin
Percentage Group/business contribution based on management accounts pre-tax and pre-profit share.
12


Equity investments
Unrealised gains of $A748m at 31 May 2006
$m
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Mar-04
Mar-05
May-06
Other
JVs and small operating investments
Equity markets funds
Exchange seats
Other property funds
Other infrastructure funds
Medallist
MGQ
MIG
MCW
MOF
MAP
MIIF
MMFR
MCAG
MCG
MKOF
MKIF
MEIF
MAG
MIC
CEU
MMG
13


Seed assets are being recycled
Seed Assets On Balance Sheet
Seed Assets Divested
14


On track with disposal initiatives
PLANNED*
15


Strong growth in capital
$Ab
Tier 1 Capital*
$700m Capital Raising
6
5
4
3
2
1
0
2002
2003
2004
2005
2006
16


Growing in Australia
Income up 15% on pcp (excluding MGQ)
Income*
$Am
2,500
2,000
1,500
1,000
500
0
Income realised on formation of MGQ
2002
2003
2004
2005
2006
Staff numbers
Headcount
6,000
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006**
Income* up 15% on pcp (in line including MGQ at approx $A2.2b)
*Excluding earnings on capital
17


Growing in the Americas
Income up 34% on pcp
Income*
$Am
600
500
400
300
200
100
0
2002
2003
2004
2005
2006
Staff numbers
Headcount
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006**
Income* up from $A376m to $A506m
18

## Growing in Europe, Africa & the Middle East
### Income up 47% on pcp


Income*
$Am
Staff numbers
Headcount
2002
2003
2004
2005
2006

- Income* up from $A463m to $A680m

*Excluding earnings on capital



## Growing in Asia Pacific
### Income up 94% on pcp


Income*
$Am
Staff numbers
Headcount
2002
2003
2004
2005
2006

- Income* up from $A434m to $A842m

*Excluding earnings on capital



## International income a major driver
### 48% of total income*


$Ab
International
Australian
21%
68%
4%
22%
53%
60%
FMG
EMG
FSG
BPG
TCG
IBG

Percentages represent each Group's international income as a percentage of total income * Excluding earnings on capital




Kim Burke
Group Head
Equity Ma

## Agenda

1. Equity Markets Group Overview
2. History
3. Business model
4. Business functions and activities
5. Strategy



## One of Six Operating Groups



*Macquarie's Equity Markets Group offers a range of specialised investment, trading and risk management products to wholesale and private customers in Australia, Asia, Europe, Latin America and South Africa. The Group also operates the Bank's global securities lending and equity finance activities.*

## Headcount Growing Strongly



Australia International Support % of MBL
Total FTE
450
400
350
300
250
200
150
100
50
0
8%
6%
4%
2%
0%
2004
2005
2006
Proportion of Bank-wide Headcount
3.6%
4.4%
4.8%




## Strong Profit Contribution Year on Year



MBL Reported Profit (ex EMG) EMG Contribution % of MBL
$Am
1000
900
800
700
600
500
400
300
200
100
0
15%
10%
5%
0%
14%
9%
11%
2004
2005
2006




## 68% of income from outside Australia



USA
UK
Germany
Korea
Japan
Hong Kong
Singapore
Brazil
South Africa
Sydney
Melbourne




## Agenda

1. Equity Markets Group Overview
2. History
3. Business model
4. Business functions and activities
5. Strategy



## Established Business - Commenced in 1985



Options Department formed in FOREX Division
Options Division formed
Equities Group merges Options Division and Macquarie Equities
Equity Markets Division incorporates Options, Structured Products, Stock Banking
Formation of Equity Markets Group
1980
1990
2000
Australian options market registered trader
Stock borrow and lending for Aus shares
Equity Products Business. First ASX listed warrants
Hong Kong Business
South African JV
Japan JV




## Growth and Diversification



CFDs
Australia
Equity Products
Hedge Funds
EMG Korea
Korea JV
Hong Kong
Japan JV
EMG Japan
Deposit Receipts
Singapore
Institutional Products
India / Taiwan
Brazil
South Africa
UK
International Structuring
Equity Finance
GEFS
International Trading
US / Europe
Global Full Service Model
2000
2001
2002
2003
2004
2005
2006

## Agenda





## Equity Markets Group Business Model



Australia
Asia
South Africa
Latin America
US
Europe
Distribution
Distribution
Distribution
Distribution
Distribution
Distribution
Equity Linked Products
Hedge Fund Products
Global Equity Finance
Risk Management
Middle Office
Back Office
Accounting
Technology
Structuring




## Agenda





## Three Core Business Functions



4 major regional sales and distribution hubs
Australia
Asia
Europe
Latin America
New exotic product development
Consistent product delivery
Equity Product Structuring and Financial Engineering
Comms clearing house
Standard pricing, risk and tools
Australia
Hong Kong
New York
South Africa
Regional Trading and Risk Management Centres




## Equity Linked Products

- ✓ Range of equity linked investment products:
  - ✓ Unlisted – Equity Linked Notes
  - ✓ Listed - Instalments and Warrants
  - ✓ Widely distributed structured investments
  - ✓ OTC hedging products



Approx 47 thousand OTC positions
Approx $A9.5b value of securities and derivatives positions
Market Leader in Derivative Issuance
Approx 135,000 individual security holdings in 13 equity markets
Average of 30 thousand trades per day




## Hedge Fund Products



Fund Risk Management
Fund Management
Single Strategy
Fund of Fund
Fund Structuring
Internally Managed
Incubation
Risk Management Services
Internal Retail / Wholesale
Distribution and Client Service


- ✓ Manage single strategy hedge funds
- ✓ Manage fund of hedge fund portfolios
- ✓ Manage risk for external fund managers
- ✓ Local Responsible Entity for Australian Retail
- ✓ Caymans Vehicle for Wholesale / Offshore
- ✓ Approx funds under risk management - $A2.5b

## Global Equity Finance

| Delta 1 Products | Securities Borrowing and Lending | Funding, Liquidity and Balance Sheet Management |
|---|---|---|
| Equity swap structures to global wholesale and retail clients | Agency function for EMG to facilitate house positions | Centralised interest rate and currency risk management |



## Agenda





## Strategic Drivers of Change

- ✓ Declining margins on products with local underlyings
- ✓ Increasing demand for multi-market, multi-asset and exotic products
- ✓ Clients are seeking to diversify into off-shore underlyings
- ✓ Multi-market and exotic structures attract higher margins then local product


Margin over Exotic Product
Margin over Vanilla Product


Margin over Offshore Underlying
Margin over Local Underlying



## Strategic Response

- ✓ Provide all products to all customers in all markets globally
- ✓ Full product range covering vanilla and exotic structures
  - ✓ Equity linked products: vanilla, exotic and multi-market
  - ✓ Alternative asset linked products
  - ✓ Hedge fund products
  - ✓ Equity finance and structuring
- ✓ Full coverage of client sets in each markets
  - ✓ Retail
  - ✓ High Net Worth
  - ✓ Institutional Clients
- ✓ All markets covered - Asia, Australia, Europe, Latin America, Middle East, South Africa, US



## Strategic Response

| | Equity Linked Products | Hedge Fund Products | Equity Finance |
|---|---|---|---|
| Australia | ✦ | ✦ | ✦ |
| Asia | ✦ | ✦ | ✦ |
| Europe | ✦ | ✦ | ✦ |
| US | ✦ | ✦ | ✦ |
| Latin America | ✦ | | ✦ |
| South Africa | ✦ | | |

- ✓ Well on the way to realising a global business model
- ✓ Core business activities delivered in majority of global markets
- ✓ Consolidate growth in existing businesses by broadening product range
- ✓ Expand businesses into adjacent areas
- ✓ Establish a niche offering in new markets



MACQUARIE BANK

# Macquarie Bank Limited

UBS Fifth Annual Au
Financial Services Conf

**Allan Moss**, Managing Director & Chief Executive Officer
**Kim Burke**, Group Head - Equity Markets

22 June 2006

## Glossary

| | |
|---|---|
| AIFRS | Australian equivalents to International Financial Reporting Standards |
| AUM | Assets Under Management |
| BPG | Banking and Property Group |
| CEU | Connect East Group |
| ECM | Equity Capital Markets |
| EMG | Equity Markets Group |
| EPS | Earnings Per Share |
| FMG | Funds Management Group |
| FSG | Financial Services Group |
| FTE | Full Time Employee |
| FX | Foreign Exchange |
| FY | Full Year |
| GEFS | Global Equity Finance and Structuring |
| IBG | Investment Banking Group |
| JV | Joint Venture |
| MAG | Macquarie Airports Group |
| MAP | Macquarie Airports |
| MBL | Macquarie Bank Limited |
| MCAG | Macquarie Capital Alliance Group |
| MCG | Macquarie Communications Infrastructure Group |
| MCW | Macquarie CountryWide Trust |
| MDI | Macquarie Direct Investment |
| MEIF | Macquarie European Infrastructure Fund |

43

## Glossary

| | |
|---|---|
| METC | Michigan Electric Transmission Company |
| MGM | Macquarie Goodman Management |
| MGQ | Macquarie Goodman Group |
| MGU | Macquarie Global Infrastructure Total Return Fund |
| MIC | Macquarie Infrastructure Company Trust |
| MIG | Macquarie Infrastructure Group |
| MIIF | Macquarie International Infrastructure Fund |
| MIP | Macquarie Infrastructure Partners |
| MMG | Macquarie Media Group |
| MMPR | Macquarie MEAG Prime REIT |
| MKIF | Macquarie Korea Infrastructure Fund |
| MKOF | Macquarie Korea Opportunities Fund |
| MOF | Macquarie Office Trust |
| MPG/MPCG | Macquarie Private Capital Group |
| MPR | Macquarie ProLogis Trust |
| MPT | Macquarie Power Income Fund |
| OTC | Over The Counter |
| pcp | prior corresponding period |
| REIT | Real Estate Investment Trust |
| TCG | Treasury and Commodities Group |

44

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

MACQUARIE
BANK

28 June 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

**Macquarie Bank Limited (File Number 82-34740) documents for lodgement**

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary